Exhibit n
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                              AMENDED AND RESTATED
                   MULTIPLE CLASS PLAN PURSUANT TO RULE 18F-3
                             USAA MUTUAL FUND, INC.
                               S&P 500 INDEX FUND


     USAA Mutual Fund, Inc. ("Company") hereby adopts this Multiple Class Plan ("Plan") pursuant to Rule 18f-3 under the Investment Company Act of 1940, as amended ("1940 Act") on behalf of its S&P 500 Index Fund, a series of the Company ("Fund").

A.   GENERAL DESCRIPTION OF CLASSES THAT ARE OFFERED

     1. MEMBER SHARES. Member shares of the Fund are offered and sold without imposition of an initial sales charge or a contingent deferred sales charge, and are not subject to any distribution fee.

     Member shares of the Fund are available to all investors. Member shares are also available by exchange, as described below.

     Member shares require a minimum initial investment of $3,000 ($2,000 for Individual Retirement Accounts).

     2. REWARD SHARES. Reward shares are offered and sold without imposition of an initial sales charge or a contingent deferred sales charge, and are not subject to any distribution fee.

     Reward shares of the Fund are offered only to investors who meet the eligibility requirements specified below or invest in the Fund through the USAA Strategic Fund Adviser program. Reward shares are also available by exchange, as described below.

     Except for shareholders who invest in the Fund through the USAA Strategic Fund Adviser program, Reward shares require a minimum initial investment of either $250,000, $150,000 or $50,000 for Fund shareholders who are eligible to convert Member shares into Reward shares as provided in Section E.1. below and are not available to:

          (a) SIMPLE IRAs, SEP IRAs, KEOGHs, and custodial accounts established under Section 403(b) of the Internal Revenue Code of 1986, as amended;

          (b) Accounts held by corporations (excluding USAA companies) or in pension plans or profit sharing plans;

          (c)  Accounts  maintained  by  financial  intermediaries,   except  in
               limited circumstances; and

          (d)  Other accounts receiving special services from IMCO.


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B.   EXPENSE ALLOCATIONS OF EACH CLASS

     Certain expenses may be attributable to a particular class of shares of the Fund ("Class Expenses"). Class Expenses are charged directly to the net assets of the particular class and, thus, are borne on a PRO RATA basis by the outstanding shares of that class. For example, each class may pay a different proportion of the following other expenses:

          1. legal, printing and postage expenses related to preparing and distributing materials such as shareholder reports, prospectuses, and proxies to current shareholders of a specific class;

          2.   Blue Sky fees incurred by a specific class of shares;

          3. expenses of administrative personnel and services required to support the shareholders of a specific class of shares;

          4. litigation expenses or other legal expenses relating to a specific class of shares;

          5. shareholder servicing expenses identified as being attributable to a specific class; and

          6. such other expenses actually incurred in a different amount by a class or related to a class's receipt of services of a different kind or to a different degree than another class.

C.   VOTING RIGHTS

     Each class of shares shall have exclusive voting rights on any matter submitted to shareholders that relates solely to that class of shares.

D.   EXCHANGE PRIVILEGES

         Member shares of the Fund may be exchanged for or acquired through an exchange of shares of any other fund in the USAA family of mutual funds.

     Reward shares of the Fund may be exchanged for or acquired through an exchange of shares of any other fund in the USAA family of mutual funds.

     Exchanges of Member shares into Reward shares, and Reward shares into Member shares, is prohibited except as otherwise provided in the Plan.

     The limit on exchanges out of the Fund or any other USAA fund for each investor is six per calendar year, except as otherwise provided in the currently effective prospectus for a USAA fund.

     These exchange privileges may be modified or terminated by the Fund to the extent permitted by SEC rules or policies, and exchanges may be made only into funds that are legally available for sale in the investor's state of residence.

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E.   CONVERSION

     1.  VOLUNTARY CONVERSION.

          (a) A Fund shareholder will be automatically converted from Member shares into Reward shares if the shareholder's account balance in the Fund is at least $250,000.

          (b) An investor who has been a shareholder in the Fund for at least three years will be automatically converted from Member shares into Reward shares, provided that the shareholder's account balance in the Fund is at least $150,000 and the investor has registered for all available IMCO electronic document delivery through the www.usaa.com web site or any other applicable web site.

          (c) An investor who has an aggregate balance of more than one million dollars held or managed by any USAA company and has at least $50,000 in the Fund, will be automatically converted from Member shares into Reward shares.

          (d) An investor who holds Fund shares through the USAA Strategic Fund Adviser program will be automatically converted from Member shares into Reward shares.

     2. MANDATORY CONVERSION. If a shareholder no longer meets the requirements for Reward shares, the Fund may reclassify the shareholder's Reward shares into Member shares. A decline in a shareholder's account balance due to exchanges or redemptions may result in a mandatory conversion of Reward shares into Member shares. Market movement alone, however, will not result in a conversion. The Fund will notify shareholders in writing before any mandatory conversion into Member shares can occur.

F.   ADDITIONAL INFORMATION

     This Plan is qualified by and subject to the terms of the then current Prospectuses for the applicable classes; provided, however, that none of the terms set forth in any such Prospectuses shall be inconsistent with the terms of the classes contained in this Plan. The Prospectuses for the Fund contain additional information about the classes and the Fund's multiple class structure.

G.   AMENDMENTS

     All material amendments to the Plan must be approved by a majority of the Company's Board of Directors, including a majority of the Directors who are not interested persons of the Company.

H.   DATE OF EFFECTIVENESS

     This Plan, as amended and restated, takes effect July 16, 2004, or such other date designated by Fund management, provided that this Plan shall not become effective with respect to the Fund unless such action has first been approved by the vote of a majority of the Company's Board of Directors and by vote of a majority of those directors who are not interested persons of the Company (as defined in Section 2(a)(19) of the 1940 Act).

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DATED:   June 23, 2004